Exhibit 99.6

2, place Jean Millier

Arche Nord Coupole/Regnault

92 400 Courbevoie France

Martin DEFFONTAINES

Mike SANGSTER

Nicolas FUMEX

Patrick GUENKEL

Karine KACZKA

Magali PAILHE

Tel.: + 44 (0)207 719 7962

Fax: + 44 (0)207 719 7959

Robert HAMMOND (U.S.)

Tel.: +1 713-483-5070

Fax: +1 713-483-5629

TOTAL S.A.

Capital: 5 945 861 837,50 €

542 051 180 R.C.S. Nanterre

www.total.com

Total confirms the death of

Chairman and CEO Christophe de Margerie

Paris, October 21, 2014 - Total confirms with deep regret and great sadness that Chairman and CEO Christophe de Margerie died just after 10pm (Paris time) on October 20 in a private plane crash at Vnukovo Airport in Moscow, following a collision with a snow removal machine.

Four people were found dead at the scene of the accident, including three crew members and Christophe de Margerie.

The thoughts of the management and employees of the Group go out to Christophe de Margerie’s wife, children and loved ones as well as to the families of the other victims.

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About Total

Total is one of the largest integrated oil and gas companies in the world, with activities in more than 130 countries. Its 100,000 employees put their expertise to work in every part of the industry — exploration and production of oil and natural gas, refining, chemicals, marketing and new energies. Total is working to help satisfy the global demand for energy, both today and tomorrow. www.total.com